Ref: AM:PVK:1438:2008 ADITYA BIRLA GROUP Date: 31st October, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

08005666

RECEIVED
2008 NOV -3 A 10:53

SUPPL

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- **Publication of Unaudited Financial Results (Provisional) for the Second Quarter and Half Year ended on 30th September, 2008.**

We are sending herewith a Statement showing the "**Unaudited Financial and Segment Results"** (Provisional) of the Company for the Second Quarter and Half Year ended on 30th September, 2008, which are approved at the Meeting of the Board of Directors of the Company held on Friday, the 31st October, 2008.

Also find enclosed a copy of the Press Release.

PROCESSED
NOV 06 2008
THOMSON REUTERS

We hope you will find this in order.

Thanking you,

Yours faithfully,
for HINDALCO INDUSTRIES LTD.

ANIL MALIK
VICE PRESIDENT &
COMPANY SECRETARY

11/3

Encl:- as above

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2008

(Rupees in Crores)

	Particulars	Quarter ended 30/09/2008 (Unaudited)	Quarter ended 30/09/2007 (Unaudited)	Half year ended 30/09/2008 (Unaudited)	Half year ended 30/09/2007 (Unaudited)	Year ended 31/03/2008 (Audited)
1	**Net Sales & Operating Revenues**	**5,683.18**	**4,966.93**	**10,330.71**	**9,652.07**	**19,201.03**
	(a). Net Sales	5,636.56	4,900.70	10,255.71	9,498.16	18,909.08
	(b). Operating Revenues	46.62	66.23	75.00	153.91	291.95
2	**Expenditure**	**4,848.93**	**4,189.99**	**8,704.22**	**8,137.78**	**16,387.73**
	(a). (Increase)/Decrease in Stock	49.78	285.93	(199.33)	55.22	(137.03)
	(b). Consumption of Raw Materials	3,383.35	2,831.44	6,326.61	5,949.41	12,051.72
	(c). Purchase of Traded Goods	96.76	8.35	100.14	15.85	92.52
	(d). Employees Cost	167.37	157.67	316.76	291.32	621.22
	(e). Power and Fuel	614.27	457.52	1,168.63	881.25	1,910.83
	(f). Depreciation	159.15	145.47	315.95	289.22	587.81
	(g). Other Expenditure	378.25	303.61	675.46	655.51	1,260.66
3	**Profit before Other Income & Interest**	**834.25**	**776.94**	**1,626.49**	**1,514.29**	**2,813.30**
4	**Other Income**	**176.77**	**109.74**	**391.43**	**234.36**	**492.94**
5	**Profit before Interest**	**1,011.02**	**886.68**	**2,017.92**	**1,748.65**	**3,306.24**
6	**Interest**	**85.50**	**63.30**	**161.62**	**119.56**	**280.63**
7	**Profit before Tax**	**925.52**	**823.38**	**1,856.30**	**1,629.09**	**3,025.61**
8	**Tax Expenses**	**205.57**	**180.81**	**439.59**	**387.90**	**164.67**
	(a). Current Year	205.57	180.81	439.59	387.90	705.34
	(b). Adjustment for earlier years (Net)	-	-	-	-	(540.67)
9	**Net Profit**	**719.95**	**642.57**	**1,416.71**	**1,241.19**	**2,860.94**
10	**Paid-up Equity Share Capital**					
	(Face Value : Re 1/- per Share)	**122.71**	**111.10**	**122.71**	**111.10**	**122.65**
11	**Reserves**					**17,173.66**
12	**Earning Per Share (EPS)**					
	(a). Basic EPS (Rs.)	5.87	5.78	11.55	11.21	24.51
	(b). Diluted EPS (Rs.)	5.87	5.78	11.54	11.21	24.38
	(c). Basic EPS before Tax adjustment for earlier years (Rs.)	5.87	5.78	11.55	11.21	19.88
	(d). Diluted EPS before Tax adjustment for earlier years (Rs.)	5.87	5.78	11.54	11.21	19.77
13	**Public Shareholding**					
	(a). Number of shares			710,187,071	682,446,344	706,799,806
	(b). Percentage of shareholding			57.89%	55.61%	57.60%

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Crores)

Particulars	Quarter ended 30/09/2008 (Unaudited)	Quarter ended 30/09/2007 (Unaudited)	Half year ended 30/09/2008 (Unaudited)	Half year ended 30/09/2007 (Unaudited)	Year ended 31/03/2008 (Audited)
1. Segment Revenue					
(a) Aluminium	2,120.51	1,792.24	4,063.51	3,553.21	7,144.94
(b) Copper	3,565.26	3,178.32	6,271.83	6,104.50	12,065.51
	5,685.77	4,970.56	10,335.34	9,657.71	19,210.45
Less: Inter Segment Revenue	(2.59)	(3.63)	(4.63)	(5.64)	(9.42)
Net Sales & Operating Revenues	**5,683.18**	**4,966.93**	**10,330.71**	**9,652.07**	**19,201.03**
2. Segment Results					
(a) Aluminium	715.09	661.85	1,465.44	1,300.10	2,423.10
(b) Copper	138.12	126.09	212.45	238.40	503.36
	853.21	787.94	1,677.89	1,538.50	2,926.46
Less: Interest	(85.50)	(63.30)	(161.62)	(119.56)	(280.63)
	767.71	724.64	1,516.27	1,418.94	2,645.83
Add: Other un-allocable Income net of un-allocable Expenses	157.81	98.74	340.03	210.15	379.78
Profit before Tax	**925.52**	**823.38**	**1,856.30**	**1,629.09**	**3,025.61**
3. Capital Employed					
(a) Aluminium	8,764.61	7,683.48	8,764.61	7,683.48	8,008.27
(b) Copper	6,820.35	5,865.08	6,820.35	5,865.08	5,396.72
	15,584.96	13,548.56	15,584.96	13,548.56	13,404.99
Un-allocable/ Corporate	14,738.31	10,792.32	14,738.31	10,792.32	13,683.08
Total Capital Employed	**30,323.27**	**24,340.88**	**30,323.27**	**24,340.88**	**27,088.07**

HINDALCO
ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. The Company raised Rs. 2,223.29 crores from a rights issue in January 2006. The issue was made to part finance various brownfield and greenfield projects.

   The brownfield expansions of Muri Alumina and Hirakud Aluminum are in the final stages of commissioning. However the Belgaum Alumina project could not be started due to non-allotment of bauxite mines. The greenfield projects namely Aditya Aluminium and Utkal Alumina are at various stages of implementation but have been delayed due to delay in securing regulatory approvals.

   The proceeds of the rights issue aggregating to Rs. 2,223.29 crores have been utilized for the purpose of defraying issue related expenses of Rs.36.60 crores and subscription to shares of a subsidiary company to the extent of Rs. 504.06 crores while the balance amount is temporarily invested in short term liquid securities. Further, in the Annual General Meeting held on 19th September 2008 the shareholders of the Company have approved, under section 61 of the Companies Act, 1956, utilization of the rights issue proceeds for the purpose of repayment of bridge loan taken for acquisition of Novelis Inc. and other general corporate purpose, in addition to the utilization of issue proceeds as discussed in the rights issue letter of offer dated 25th November 2005.

2. The Company has issued 525,802,403 equity shares of Re 1 each on rights basis at a price of Rs 96 per share as fully paid-up vide Letter of Offer dated 13th September, 2008 against which allotment has been made for 473,398,534 equity shares on 23rd October, 2008. The net proceeds of the issue are being utilized to part-finance repayment of bridge loan taken for acquisition of Novelis Inc. during last year.

3. During the quarter, the Company has issued 227,454 equity shares of Re 1 each, fully paid-up, under Employees Stock Option Scheme.

4. The Company has forfeited during the quarter 485,749 equity shares of Re 1 each relating to previous rights issue due to non-payment of call money.

5. In pursuance of announcement dated 29th March, 2008 of the Institute of Chartered Accountants of India on Accounting for Derivatives, mark to market gains on outstanding derivative instruments as on 30th September, 2008 stood at Rs. 164 crores, arising from hedging transactions undertaken by the Company for its commodities and foreign currency related exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and all the derivatives entered into by the Company are to mitigate or offset the risks that arise from their normal business activities only. The above mark to market gain is expected to be offset through future cash flows. The Company is taking steps for early adoption of Accounting Standard (AS) 30 on Financial Instruments: Recognition and Measurement. Pending adoption of AS 30, the Company has not accounted for the gains on mark to market basis.

6. A new company namely, MNH Shakti Limited has been formed in July, 2008 jointly with Mahanadi Coalfields Ltd. and Neyveli Lignite Corporation Ltd. as per the condition of allotment letter of Ministry of Coal for the purpose of exploration of the coal block allotted by the Government in the state of Orissa. The Company's holding in the new entity is 15% while Mahanadi Coalfield Ltd. holds 70% and Neyveli Lignite Corporation Ltd. holds 15%.

7. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st July, 2008	Received	Resolved	Pending as on 30th September, 2008
0	25	25	0

8. Figures of previous periods have been regrouped wherever necessary.

9. Figures of corresponding quarter and six months of previous year have been recast to reflect effect of amalgamation of Indian Aluminium Company, Limited effective 1st April, 2007.

10. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Friday, 31st October, 2008. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

Place : Mumbai
Dated: 31st October, 2008

D. Bhattacharya
Managing Director

PRESS RELEASE

31 October 2008

Hindalco Industries Limited
Q2 FY 2008-2009 Results

	Best Ever Q2	Best Ever H1
Revenues	**Rs. 5,683 crores ⇑14%**	**Rs. 10,331 ⇑ 7%**
PAT	**Rs. 720 crores ⇑12%**	**Rs. 1,417 ⇑ 14%**

(In Rs. crores)	Quarter ended Sept 30,2008	Quarter ended Sept 30,2007	Half year ended Sept 30,2008	Half year ended Sept 30,2007
Net sales and operating revenues	**5,683.2**	**4,966.9**	**10,330.7**	**9,652.1**
Other income	176.8	109.7	391.4	234.4
EBITDA	**1,170.2**	**1,032.2**	**2,333.9**	**2,037.9**
Depreciation	159.2	145.5	316.0	289.2
Interest and financing charges	85.5	63.3	161.6	119.6
Profit before tax	**925.5**	**823.4**	**1,856.3**	**1,629.1**
Provision for taxes	205.6	180.8	439.6	387.9
Net profit	**720.0**	**642.6**	**1,416.7**	**1,241.2**
EPS (Basic)	**5.87**	**5.78**	**11.55**	**11.21**

Hindalco Industries Ltd., the flagship company of the Aditya Birla Group, today announced its unaudited financial results for the quarter ended 30 September 2008.

Net sales and revenues have grown by 14% to Rs. 5,683.2 crores as compared to Rs. 4,966.9 crores for the corresponding period in FY 08. Despite the unrelenting input cost push that squeezed margins, the net profit for the quarter at Rs. 720 crores is up by 12%, vis-à-vis Rs. 642.6 crores in the corresponding period of the previous year.

Of the total revenue of Rs. 5,683.2 crores, the aluminium business contributed Rs. 2,120.5 crores as compared to Rs. 1,792.2 crores in corresponding period in previous year. The profit before interest and tax for aluminium business was at Rs. 715.1 crores as against Rs. 661.9 crores in the corresponding quarter in the previous year driven by production, asset sweating, higher LME and a weaker Rupee. Rising input cost, lower production of downstream products have constrained profit to an extent.

In the copper business, revenues stood at Rs.3,565.3 crores up by 12% vis-à-vis from Rs. 3,178.3 crores in Q2FY08 on back of higher realization, enriched market mix and a weaker rupee. The profit before interest and tax grew to Rs. 138.1 crores from Rs. 126.1 crores in the

corresponding quarter last year despite a 44% fall in TcRc, mainly due to better by-product realisation and operational efficiencies.

The steep depreciation of the Indian Rupee against the US Dollar affected the copper business by an estimated Rs. 213.9 crore for the quarter under review, as a result of restatement of net foreign currency exposures as on 30th September 2008. For the corresponding quarter of the previous year, this had an estimated favourable impact of Rs. 38.3 crore. Consequently, the PBIT of copper business is lower than the corresponding quarter of the previous year by Rs.252.3 crores.

Take out of Bridge Loan

The company is pleased to announce the repayment of the USD 3.03 Billion bridge facility taken to fund the acquisition of Novelis Inc on May 16, 2007. The bridge facility is to be repaid by November 12, 2008.

The repayment of the bridge facility was financed partly by way of rights issue of equity shares to the existing shareholders, and as to the balance, by way of term debt and internal accruals.

Rights Issue

The Company has issued 525,802,403 equity shares of Re 1 each on rights basis at a price of Rs 96 per share as fully paid-up vide Letter of Offer dated 13th September, 2008 against which allotment has been made for 473,398,534 equity shares on 23rd October, 2008. The net proceeds of the issue are being utilized to part finance repayment of bridge loan taken for acquisition of Novelis during last year.

Other Sources

The balance of the bridge loan will be repaid by sourcing debt financing and liquidation of treasury.

Operational Review

Aluminium

With the expansion at Muri and Hirakud, Alumina production has risen up by 34% at Muri and Metal production by 39% at Hirakud. The overall metal production was up by 13%.

Lower production of rolled products is mainly due to stoppage of cold rolling mill at Mouda, which is now operational. The extrusion production at Alupuram has been impacted by 25 % power cut by the state electricity board. Foil production is lower on account of changes in product mix.

Production	Units	Q2 FY09	Q2 FY08	Half Year ended Sept 30, 08	Half Year ended Sept 30, 07
Alumina	MT	296,408	282,292	599,885	584,722
Primary metal	MT	131,314	118,257	255,201	234,426
Wire rods	MT	17,888	18,031	36,046	35,464
Rolled products	MT	45,172	57,273	96,506	114,366

Production	Units	Q2 FY09	Q2 FY08	Half Year ended Sept 30, 08	Half Year ended Sept 30, 07
Extruded products	MT	10,206	11,107	21,225	21,293
Foils	MT	6,647	7,510	13,930	14,907
Wheels	Nos.	48,068	41,576	95,060	86,152
Power	MU	2,403	2,102	4,623	4,266

Copper

The copper cathodes and CC rods production declined marginally by 2% and 3 % respectively over corresponding quarter in FY08. The operations at copper smelter –II continue to be suspended.

Production	Units	Q2 FY09	Q2 FY08	Half Year ended Sept 30, 08	Half Year ended Sept 30, 07
Copper Cathodes	MT	77,540	79,181	137,974	158,415
CC Rods	MT	34,293	35,335	64,458	69,430

Expansion projects

Muri The expansion of the Muri alumina refinery from 110,000 tpa to 450,000 tpa is mechanically complete. Production is being ramped up in a phased manner. The entire steam and power requirement is being met by the new captive power plant. The production from the expanded facility is slated to reach its full capacity by the end of the year.

Hirakud Phase II of the expansion of the smelting capacity from 100,000 tpa to 143,000 tpa was completed on time. Further work on expansion to 151 KTA is in progress and is expected to be over by August 2009. The power generation capacity has been raised from 267.5 mw to 367.5 mw. All the units have been commissioned.

Belgaum The allotment of the lease of bauxite mines for expanding the alumina refinery capacity at Belgaum, Karnataka from 350 ktpa to 650 ktpa is still awaited.

Aditya Aluminium Project Aditya Aluminium, the integrated aluminium project, encompassing 1 to 1.5 million tpa alumina refinery, 260,000 to 359,000 tpa aluminium smelter and 750 to 900 mw captive power plant is on track. A major portion of the total land required for the project has been acquired. Environmental clearances have been obtained for the smelter, the captive power plant (CPP) and the alumina refinery. The water drawal agreement has also been executed. The power for construction is already in place. The construction of transmission lines and upgradation of substations to draw power are in progress. The first metal from the smelter is scheduled to be produced by October 2011. The refinery is due to be mechanically completed by January 2013. The technology contracts for the smelter and alumina have been executed with Aluminium Pechiney and Alcan respectively. The basic engineering activities for the smelter and CPP have commenced. The enquiries for long delivery equipments and packages have been floated, these are to be finalized before the end of this fiscal year.

Mahan project The Mahan aluminium project with a smelter capacity of 359 ktpa and CPP of 900 mw is on track. The land acquisition for the project is underway. The company has been allotted a coal block in a JV with the Essar group for the coal requirement of the CPP. Preliminary environmental clearances have been obtained. The power connectivity for commencing construction has been approved. The water resource department has allocated the necessary water source. The production of coal is expected to start by October 2009. The technology contract for the smelter has already been executed with Aluminium Pechiney. The basic engineering activities for the smelter and CPP are in progress and first metal from the smelter is expected by July 2011. The enquiries for long delivery equipments and packages have been floated, and will be finalized before the end of this fiscal year.

Jharkhand project The proposed smelter capacity of the Jharkhand aluminium project is 359 ktpa and a CPP of 900 mw. The plant location is being shifted from Latehar to Sonahatu block which is 20 kilometers from Muri and 55 kilometers from Ranchi. The company has submitted an application for the government land. The government of Jharkhand has given the water allocation clearance for 55 mcm of water from Subernrekha basin. Tubed coal mine has been allotted jointly with Tata Power. The technology contract for the smelter has already been executed with Aluminium Pechiney. The tentative date for the first metal from the smelter is June 2012.

Utkal The construction of Utkal alumina refinery with a proposed capacity of 1.5 mtpa is currently underway. The company has acquired the land for the plant and other facilities. The basic engineering packages have already been received from Alcan (technology supplier). Major packages have been ordered. The detailed engineering for the main plant area is nearing completion. The civil works for alumina refinery and captive power plant is in progress. Bauxite mining activities are expected to start by end 2009. The mechanical completion of the plant is slated for January 2011 and the first alumina is expected to be produced around July 2011.

Hindalco Almex Aerospace Limited This joint venture company for the manufacture of high-strength aluminium alloys for applications in the aerospace, sporting goods and surface transport industries is at an advanced stage of implementation. All key equipments have arrived at the site and are under commissioning. The project will be completed shortly.

Industry outlook

Aluminium

Global aluminium demand growth is now expected at 6% as against the earlier estimate of 8%. The sharp slow down in Global demand will result in higher inventory in 2009-2010 with the US recession and its extension to Europe having a major impact. China is also showing signs of moderation after a sharp run up in demand.
At the same time, weakness in supply is a comforting factor as capacities are shutting down in the western world, Africa and recently in China due to power related issues.
Falling aluminium prices are leading to cuts in production/capacities as increasingly capacities become unviable. China is expected to be net importer in 2009.

Copper

Low exchange stocks and strong fund interest in base metals maintained copper prices at higher level during this period. However, tighter credit policy and slower investment growth are likely to slow down copper demand growth globally. While recent disruptions at major Mines could affect the copper supply side, this is not likely to change the overall stocks significantly due to a fall in consumption in US and Europe. Global copper consumption is likely to increase by 3.2 % this year.

Smelter production worldwide is adversely affected due to lower copper in concentrates and use of more complex materials. Smelters in Asia other than China are well covered in the short term which has improved spot TCRC from last quarter. Negotiations for 2009 between the Mines and Smelters are likely to be prolonged as while Smelters would ask for substantial improvement in TCRC over last year due to sharp decline in the sulphuric acid prices, Mines would resist due to the expected decline in copper prices.

Prices have come under severe pressure and would continue to be depressed in the current unstable macro economic environment

Company outlook

The business will be impacted by the overall slow down in the global economy. The short-term outlook seems negative, however long term market fundamentals remain strong.

The adverse macro-economic factors will continue to impact the business. The company is closely monitoring changes in the global economic and business landscape and taking proactive measures to tide over and emerge stronger from the global crisis. The ramp up of brownfield expansions, enhanced asset productivity and containment of input cost along with effective working capital management to maximise free cash flow will be the major growth drivers

END